EXHIBIT 99.6

Algonquin Power & Utilities Corp Announces Dividend Increase and Declares Third Quarter Dividend

OAKVILLE, ON, Aug. 11, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced that the Board of Directors of APUC approved an annual dividend increase of $0.02 per common share for a total annual dividend of $0.28, paid quarterly at a rate of $0.07 per common share.

APUC also announced today that its Directors have declared a dividend on its shares. The dividend is $0.07 per share payable on October 17, 2011 to the shareholders of record on September 30, 2011 for the period from July 1, 2011 to September 30, 2011.

“We believe that the new expansion initiatives, significant progress implementing existing opportunities and earnings growth during the past six months evidence the organization’s ability to deliver against the value creation expectations implicit in our total shareholder return proposition”, commented Ian Robertson, Chief Executive Officer of APUC. “The confidence of the Board of Directors in APUC’s growing cash flows, solid earnings and future growth prospects is reflected in this further increase in the annual dividend”.

For Canadian resident shareholders, dividends declared are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.algonquinpowerandutilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release may contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, most recent quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Contact:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 16:30e 11-AUG-11